Exhibit 8.1

Significant Subsidiaries of Silicon Motion Technology Corporation

Name of Entity	Jurisdiction of Incorporation
Silicon Motion, Inc.	Taiwan
Silicon Motion Technology (Macao) Ltd.	Macau
Silicon Motion Technology (HK) Ltd.	Hong Kong